Mercedes-Benz Auto Receivables Trust 2014-1
Investor Report

Collection Period Ended   31-Dec-2015

Amounts in USD

Dates

Collection Period No.	18	
Collection Period (from... to)	1-Dec-2015	31-Dec-2015
Determination Date	13-Jan-2016	
Record Date	14-Jan-2016	
Distribution Date	15-Jan-2016	
Interest Period of the Class A-1 Notes (from... to)	15-Dec-2015	15-Jan-2016	Actual/360 Days	31
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Dec-2015	15-Jan-2016	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	295,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	343,100,000.00	44,384,955.01	15,685,787.82	28,699,167.19	83.646655	0.045718
Class A-3 Notes	375,870,000.00	375,870,000.00	375,870,000.00	0.00	0.000000	1.000000
Class A-4 Notes	110,500,000.00	110,500,000.00	110,500,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,124,470,000.00**	**530,754,955.01**	**502,055,787.82**	**28,699,167.19**		

Overcollateralization	28,829,937.71	28,832,498.44	28,832,498.44	
Adjusted Pool Balance	1,153,299,937.71	559,587,453.45	530,888,286.26	
Yield Supplement Overcollateralization Amount	49,189,871.20	22,528,594.26	21,365,553.43	
Pool Balance	**1,202,489,808.91**	**582,116,047.71**	**552,253,839.69**	

	Amount	Percentage
Initial Overcollateralization Amount	28,829,937.71	2.50%
Target Overcollateralization Amount	28,832,498.44	2.50%
Current Overcollateralization Amount	28,832,498.44	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.180000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.430000%	15,904.61	0.046356	28,715,071.80	83.693010
Class A-3 Notes	0.870000%	272,505.75	0.725000	272,505.75	0.725000
Class A-4 Notes	1.310000%	120,629.17	1.091667	120,629.17	1.091667
Total		**$409,039.53**		**$29,108,206.72**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	29,455,844.15	(1) Total Servicing Fee	485,096.71
Interest Collections	1,261,366.75	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	20,980.20	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Recoveries	39,482.29	(3) Interest Distributable Amount Class A Notes	409,039.53
Purchase Amounts	0.00	(4) Priority Principal Distributable Amount	0.00
Advances made by the Servicer	0.00	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Investment Earnings	3,205.22	(6) Regular Principal Distributable Amount	28,699,167.19
Available Collections	**30,780,878.61**	(7) Additional Servicing Fee and Transition Costs	0.00
		(8) Total Trustee Fees [not previously paid under (2)]	0.00
Reserve Fund Draw Amount	0.00	(9) Excess Collections to Certificateholders	1,187,575.18
Available Funds	**30,780,878.61**	**Total Distribution**	**30.780.878.61**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	485,096.71	485,096.71	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	409,039.53	409,039.53	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	15,904.61	15,904.61	0.00
thereof on Class A-3 Notes	272,505.75	272,505.75	0.00
thereof on Class A-4 Notes	120,629.17	120,629.17	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	409,039.53	409,039.53	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	28,699,167.19	28,699,167.19	0.00
Aggregate Principal Distributable Amount	28,699,167.19	28,699,167.19	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	2,883,249.84
Reserve Fund Amount - Beginning Balance	2,883,249.84
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	328.42
minus Net Investment Earnings	328.42
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	2,883,249.84
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	328.42
Net Investment Earnings on the Collection Account	2,876.80
Investment Earnings for the Collection Period	3,205.22

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,202,489,808.91	43,511
Pool Balance beginning of Collection Period	582,116,047.71	29,548
Principal Collections	17,596,851.24	
Principal Collections attributable to Full Pay-offs	11,858,992.91	
Principal Purchase Amounts	0.00	
Principal Gross Losses	406,363.87	
Pool Balance end of Collection Period	552,253,839.69	28,799
Pool Factor	45.93%	

	As of Cutoff Date	Current
Weighted Average APR	2.67%	2.59%
Weighted Average Number of Remaining Payments	51.92	35.98
Weighted Average Seasoning (months)	11.34	28.35

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	548,580,373.00	28,656	99.33%
31-60 Days Delinquent	2,734,270.23	111	0.50%
61-90 Days Delinquent	650,644.51	21	0.12%
91-120 Days Delinquent	288,551.95	11	0.05%
Total	552,253,839.69	28,799	100.00%

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	406,363.87	14	4,436,384.50	152
Principal Net Liquidation Proceeds	20,770.19		395,368.01	
Principal Recoveries	39,179.10		1,720,310.04	
Principal Net Loss / (Gain)	346,414.58		2,320,706.45	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.733%	
Prior Collection Period	0.412 %	
Second Prior Collection Period	(0.193%)	
Third Prior Collection Period	(0.145%)	
Four Month Average	0.202%	

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance   0.193%

Average Net Loss / (Gain)   15,267.81

(1) Losses includes accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.